Morgan, Lewis & Bockius LLP
                       300 South Grand Avenue, 22nd Floor
                          Los Angeles, California 90071


VIA EDGAR

February 16, 2007

Mr. Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:      Contango Oil & Gas Company
         Form 10-K for the Fiscal Year Ended June 30, 2006
         Filed September 12, 2006
         File No. 1-16317

Dear Mr. Hiller:

This letter is to confirm my recent conversation with Nasreen Mohammed of your staff regarding the extension of time for Contango Oil & Gas Company (the "Company"), our client, to respond to your comment letter dated February 6, 2007 (the "Comment Letter"). Due to scheduling constraints, in particular the absence of Kenneth R. Peak, the Company's Chief Executive Officer and Chief Financial Officer, on business travel, and demands imposed on the Company's officers by the day-to-day operations of the Company's business, the Company will not be able to complete its response within the 10 business day period specified in the Comment Letter. The Company expects the response to be completed by no later than March 9, 2007. Based on my conversation with Ms. Mohammed, I understand this to be acceptable.

Thank you very much for your courtesy in this matter.

Sincerely,

/s/ David V. Chang
------------------
David V. Chang

cc:      Kenneth R. Peak, Contango Oil & Gas Company